Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Global Equity Dividend and Premium Opportunity Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Equity Dividend and Premium Opportunity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	80,001,645.038	4,604,967.600	0.000	0.000	84,606,612.638
Peter S. Drotch	1	79,776,867.038	4,829,745.600	0.000	0.000	84,606,612.638
Russell H. Jones	1	79,837,500.038	4,769,112.600	0.000	0.000	84,606,612.638
Joseph E. Obermeyer	1	80,245,090.038	4,361,522.600	0.000	0.000	84,606,612.638

Proposal passed.